SAMEX MINING CORP. 301 - 32920 Ventura Ave. Abbotsford, BC V2S 6J3 CANADA	TEL: (604) 870-9920 FAX: (604) 870-9930 TOLL FREE: 1-800-828-1488 EMAIL: 2samex@samex.com	WEB: www.samex.com TRADING SYMBOLS: SXG - TSX Venture Exch. SMXMF - OTCQB

NEWS RELEASE – No. 5-13 March 27, 2013

SAMEX REPORTS ENCOURAGING PRELIMINARY RESULTS AT EL GRINGO AND FURTHER EXPANDS DRILL PROGRAM

SAMEX Mining Corp. is pleased to announce strong copper and gold assay results from its preliminary El Gringo drilling campaign located at the Los Zorros project in Chile. Hole N°10 intersected 22 meters of .49% copper-equivalent mineralization (.24% copper plus .4 grams per tonne gold) beginning at surface within a strong leaching zone, while hole N°5 intersected 7 meters of hydrothermal breccia with .92% copper mineralization at a depth of 117 meters. Both holes also show strongly anomalous copper and gold values disseminated throughout multiple other intervals. In light of these encouraging results, the Company has decided to further expand this phase of its El Gringo drill campaign by another 800 meters to 2000 total meters. A detailed drill map and images of these highlighted intercepts have been posted online in the Coreshack section of www.samex.com.

The copper and gold encountered thus far belongs to an extensive hydrothermal cluster system characterized by feldspar porphyry, andesitic intrusives, and hydrothermal breccias with a strong potassic halo alteration. This mineralization has shown to be characterized by strong stockwork, veinlets, and disseminated mineralization beyond two structural block fault-controlled zones. Drill-core inspection reveals a strong leached zone emplacement at a depth of roughly 80 meters beneath the paleosurface with copper oxide and disseminated gold content. It is believed that the mineralized intercepts highlighted above are cutting branches or limbs of a greater system. Drilling to depths of up to 300 meters will be now required to discover the possible mineralizing source of this hydrothermal system.

Pyrite, chalcopyrite, bornite, chalcocite, covellite, chrysocolla, and malachite are among the principal forms of copper mineralization found at El Gringo. The alteration is also typical of porphyry-type deposits considering the propylitic and kaolinitic-argillic-biotitic alteration associated with quartz-pyrite. Mineralized skarns and breccias have also been noted in this complex hydrothermal system that is subject to extreme structural dislocations.

“Taking our cue from these assay results, we have decided to focus the bulk of our drilling in this next phase on the southwest section of El Gringo. It is still too early to quantify the potential grade or tonnage of our target source, however we are very excited to follow up these early findings,” notes SAMEX Chief Geologist Juan Carlos Toro Taylor.

Assays from multiple holes are still pending and will be announced in due course once received and properly analyzed.

El Gringo Drill Hole Table

DDH Drill	Depth (m)	Status
EG-13-001	100	Complete – Anomalous Copper and Gold throughout
EG-13-002	202.80	Complete – Anomalous Copper and Gold throughout
EG-13-003	111.20	Complete
EG-13-004	70.80	Complete
EG-13-005	135.20	Complete – Refer to This Press Release
EG-13-006	83.50	Complete
EG-13-007	TBD	Planned – Secondary Priority
EG-13-008	TBD	Planned – Secondary Priority
EG-13-009	TBD	In Progress
EG-13-010	120.20	Complete – Refer to This Press Release
EG-13-011	TBD	Planned
EG-13-012	TBD	Planned
EG-13-013	TBD	Planned

Juan Carlos Toro Taylor, M.Sc. Economic Geology, Chief Geologist of SAMEX Mining Corp., is acting as Qualified Person in compliance with National Instrument 43-101 with respect to this release. He has reviewed the contents for accuracy.

All assay information used in conjunction with this news release was provided by ALS Minerals, an independent, internationally recognized and ISO certified laboratory complying with the international standards ISO 9001:2000 and ISO 17025:1999.

This News Release includes certain "forward looking statements". Without limitation, statements regarding potential mineralization and resources, exploration results, future prospects of the Company, and future plans and objectives of the Company are forward-looking statements that involve various risks. Actual results could differ materially from those projected as a result of the following factors, among others: risks inherent in mineral exploration and grade of ore mined; risks associated with development, construction and mining operations; the uncertainty of future profitability and uncertainty of access to additional capital. Except as may be required by law, SAMEX undertakes no obligation to revise or update any forward-looking information as a result of new information, future events, or otherwise after the date hereof.

The TSX Venture Exchange has neither approved nor disapproved of the information contained herein.

Contact:

SAMEX Mining Corp.

Sasan Sadeghpour

Director, Chairman & Interim Chief Executive Officer

(713) 956-5200, extension 102

2samex@samex .com

www.samex.com